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                                                                     EXHIBIT 2.3


                               PURCHASE AGREEMENT

         This Purchase Agreement (the "Agreement") is entered into as of December 18, 1998, by and among CNET, Inc., a Delaware corporation ("Buyer"), Jenesys LLC, a Washington limited liability company ("Seller"), and, for the limited purposes specified on the signature page hereto, Steve Jenkins ("Jenkins").

         WHEREAS, Seller operates the WinFiles.com Internet site, which is accessible from http://www.winfiles.com (the "Site"), as well as the related email newsletter (collectively with the Site, the "Business");

         WHEREAS, Seller's assets used in the operation of the Business include both the assets described on attached Schedule A (the "Included Assets") and the assets described on attached Schedule B (the "Excluded Assets"); and

         WHEREAS, Buyer desires to acquire, and Seller desires to sell, the Included Assets on the terms and conditions set forth in this Agreement;

         NOW, THEREFORE, Buyer and Seller hereby agree as follows:

                                    ARTICLE I
                           PURCHASE AND SALE OF ASSETS

         1.1 Purchase and Sale. At the Closing (as defined in Section 1.4), Seller agrees to sell, assign and transfer the Included Assets to Buyer, and Buyer agrees to purchase the Included Assets from Seller, on the terms and subject to the conditions set forth in this Agreement. The Excluded Assets are not being sold to Buyer.

         1.2 Assumed Liabilities. It is understood and agreed that Buyer will not assume, and Seller will retain following the Closing, any direct or indirect debts, obligations or liabilities of Seller or the Business or binding upon the Assets of any nature, whether absolute, accrued, contingent, liquidated or otherwise, and whether due or to become due, asserted or unasserted, known or unknown (collectively, "Liabilities"), except for the following specific liabilities (the "Assumed Liabilities"):

             (a) obligations to be performed after the Closing under the Assumed Contracts identified in Schedule 2.9, but excluding any Liabilities under an Assumed Contract that result from any breach or default (or event that with notice or lapse of time would constitute a breach or default) by Seller under an Assumed Contract.

         1.3 Purchase Price. As consideration in full for the purchase of the Included Assets, Buyer will assume the Assumed Liabilities and make cash payments to Seller in the aggregate amount of $11,500,000 (collectively, the "Purchase Price"). The Purchase Price will be payable as follows:


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             (a) Buyer will pay $5,750,000 of the Purchase Price at the Closing
(the "Closing Cash Payment") by wire transfer of immediately available funds to accounts specified in writing by Seller to Buyer at least two business days prior to the Closing); and

             (b) Buyer will pay $5,750,000 of the Purchase Price (the "Deferred Payment") 18 months after the Closing (or, if such day is not a business day, on the next succeeding business day) by wire transfer of immediately available funds (to an account specified in writing by Seller to Buyer at least two business days prior to the payment date).

         1.4 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will occur on the fifth business day after all of the conditions set forth in Article V have been satisfied or waived or on such earlier date as Buyer and Seller may mutually agree (the "Closing Date").

         1.5 Closing Deliveries.  At the Closing:

             (a) Buyer will pay the Closing Cash Payment to Seller by wire transfer, in accordance with Section 1.3(a);

             (b) Seller will execute and deliver to Buyer a Bill of Sale conveying the Included Assets to Buyer, substantially in the form attached as Exhibit A (the "Bill of Sale");

             (c) Seller will complete and deliver to Buyer all forms and other documents required by Network Solutions, Inc. ("InterNIC") or otherwise necessary to transfer to Buyer (or Buyer's designee) registered ownership of the Internet domain names included within the Included Assets (the "Names"); and

             (d) To the extent not previously delivered, Seller will deliver to Buyer (or otherwise make available) the originals or copies of all of the disks, files, proprietary information and other data relating to the Included Assets, together with an accounts receivable history report for current customers of the Business.

         1.6 Pre-Closing Deliveries. At Buyer's request following the date hereof, Seller will transmit or deliver to Buyer an electronic copy of all files and other information necessary or advisable to allow Buyer to prepare to host the Site on Buyer's own servers, with the same functionality and features currently offered through the Site, immediately upon the Closing, including without limitation all original graphics, file record data, layout templates and other Intellectual Property included within the Included Assets. Seller will also forward all file submission email received after the date hereof and prior to the Closing to an email address designated by Buyer. Buyer will not begin hosting the Site at a publicly accessible address until after the Closing. If this Agreement is terminated prior to the Closing, Buyer will destroy all of its copies of such information, or return such information to Seller.

         1.7 Further Assurances. After the Closing, Seller will execute and deliver to Buyer, without further consideration, but at Buyer's sole expense, such additional instruments of conveyance and transfer as Buyer may reasonably request in order more effectively to convey and transfer the operation of the Business and the Included Assets to Buyer or to assist Buyer in reducing to possession any of the Included Assets or exercising rights with respect thereto.


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         1.8 Allocation of Purchase Price. Buyer and Seller agree that, for all purposes relevant to the calculation of federal or state income taxes, the Purchase Price will be allocated among the Included Assets in the manner described in Schedule 1.8. Buyer and Seller each agree to file Internal Revenue Service Form 8594, Asset Allocation Statement, consistent with the allocation described in Schedule 1.8.

                                   ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller hereby represents and warrants to Buyer (which representations and warranties will survive the transactions contemplated hereby) as follows:

         2.1 Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of Washington, and has full limited liability company power to own its properties and to operate the Business as presently operated.

         2.2 Authority. Seller has all necessary right, power and authority to execute, deliver and perform under this Agreement, the Bill of Sale and the other documents required to be executed and delivered by Seller hereunder (the "Seller Documents"). This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms. Upon execution and delivery at the Closing, the other Seller Documents will have been duly executed and delivered by Seller and will constitute the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with their terms.

         2.3 Included Assets. Except for the specific items enumerated on Schedule B, the Included Assets include all tangible and intangible assets used by Seller or Jenkins in the conduct of the Business. Either Seller or Jenkins is registered with InterNIC as the administrative contact for each of the Names, and the Included Assets include all rights granted by InterNIC to Seller or Jenkins with respect to the use of the Names. Seller has good and marketable title to all of the Included Assets and owns all of the Included Assets free and clear of any Liabilities, liens, claims, security interests, encumbrances or contingencies of any nature (collectively, "Liens"), other than statutory Liens securing current taxes and other obligations that are not yet delinquent, to the extent such Liens could arise after the Closing. The execution and delivery of the Bill of Sale by Seller at the Closing will convey to and vest in Buyer good and marketable title to the Included Assets, free and clear of any Liens except those described in clause (i) of the preceding sentence. With respect to any Included Assets held by Seller under leases included within the Assumed Contracts, the foregoing representations concerning title are limited to Seller's leasehold interest in such Assets.

         2.4 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental or quasi-governmental agency, authority, commission, board or other body (collectively, a "Governmental Body") is required on the part of Seller or any of its owners in connection with the transfer of any of the Included Assets to Buyer or any of the other transactions contemplated by this Agreement.


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         2.5 No Violation. Except as disclosed in Schedule 2.5, neither the execution and delivery of this Agreement, nor the consummation of the transaction contemplated hereby, will require consent under, conflict with or result in the breach of any term or provision of, or violate or constitute a default under, or result in the creation of any lien on the pursuant to, or relieve any Person of any obligation under, or give any Person the right to terminate or accelerate any obligation under, any agreement, instrument, permit, license, law or regulation to which Seller is a party or by which Seller or any of the Included Assets is in any way bound or obligated. For purposes of this Agreement, "Person" means any individual, corporation, partnership, limited liability company, Governmental Body or other entity.

         2.6 Financial and Operational Data.

             (a) Attached as Schedule 2.6(a) is certain unaudited financial information concerning the Business, including a list of advertising revenues received by the Business for the six months ending October 31, 1998, and an agreed upon procedures report prepared by Arthur Andersen LLP with respect to such advertising revenues (the "Schedule of Advertising Revenues"). The Schedule of Advertising Revenues is accurate and presents fairly the information set forth therein and does not contain any items of a special or nonrecurring nature, except as expressly stated therein. The Schedule of Advertising Revenues has been prepared from the books and records of Seller.

             (b) Since June 1, 1998, except as specifically contemplated by this Agreement and except for cash distributions to Seller's equity owners, there has not been: (i) any material adverse change in the condition (financial or otherwise), results of operations, business, Site traffic, prospects, assets or Liabilities of the Business; (ii) any change by Seller in its accounting methods, principles or practices; (iii) any sale, assignment or transfer of any assets of the Business, except in the ordinary course of business and consistent with past practice; (iv) any waiver by Seller of any material rights related to the Business or the Included Assets; (v) any other transaction, agreement or commitment affecting the Business or the Included Assets, except in the ordinary course of business and consistent with past practice; or (vi) any agreement or understanding to do or resulting in any of the foregoing.

             (c) Schedule 2.6(c) sets forth certain statistics concerning the operations of the Business, which are accurate (subject to the margins of error indicated in such schedule for certain of such statistics). The summary of traffic for the Site included in Schedule 2.6(c) accurately and fairly reflects traffic for the Site during the periods indicated, and, to Seller's knowledge, there is no reason why traffic for the Site during such periods would be unrepresentative or atypical in any material respect. Seller has delivered to Buyer accurate and complete copies of the computer log files that correspond to the summary of traffic set forth in Schedule 2.6(c).

             (d) To Seller's knowledge, Seller has no Liabilities related to or arising out of the Business or the Included Assets except for (i) the Assumed Liabilities; and (ii) performance obligations under the Excluded Contracts.

         2.7 Actions. There are currently no pending or, to Seller's knowledge, threatened lawsuits or proceedings against or relating to Seller or the Business or to which any of the Included Assets is subject. None of Seller, the Business nor any of the Included Assets is subject to or bound by any judgment, order, writ, injunction or decree.


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         2.8 Compliance with Law. In connection with the Business, and to
Seller's knowledge, Seller is currently complying with and has at all times complied with, and the Site and the use, operation and maintenance of the Included Assets comply with and have at all times complied with, all applicable statutes, laws, ordinances, decrees, orders, rules and regulations, including without limitation all laws and regulations relating to taxes, required licenses and permits, communications decency, obscenity, occupational health and safety, employment and labor matters and environmental protection.

         2.9 Material Agreements. There are no agreements binding upon Seller, the Business or the Included Assets that are related to the Business other than the Assumed Contracts and the Excluded Contracts described on Schedule 2.9 (collectively, the "Material Agreements"). Seller has delivered to Buyer a copy of each written Material Agreement and a written summary of each oral Material Agreement. Seller has performed in all material respects all of its respective obligations under each Material Agreement, and there exists no material breach or default (or event that with notice or lapse of time would constitute a material breach or default) under any Material Agreement. To Seller's knowledge, each Assumed Contract is valid, binding and in full force and effect and enforceable in accordance with its terms. There has been no termination or threatened termination or notice of default under any Assumed Contract. To the extent indicated in Schedule 2.9, the Excluded Contracts will be terminated at or prior to the Closing at Seller's sole cost and expense.

         2.10 Intellectual Property Rights.

             (a) For purposes of this Agreement, "Intellectual Property" means all (i) patents, copyrights and copyrightable works, trademarks, service marks, trade names, service names, brand names, logos, trade dress, Internet domain names and all goodwill symbolized thereby and appurtenant thereto; (ii) trade secrets, inventions, technology, know-how, proprietary information, research material, specifications, surveys, designs, drawings and processes; (iii) computer software and related documentation, including without limitation operating software, network software, firmware, middleware, design software, design tools, management information systems, systems documentation and instructions, databases and the tangible objects in which the foregoing rights are embodied (collectively, "Software"); (iv) content of the Site, artwork, photographs, editorial copy and materials, formats and designs, including without limitation all content currently or previously displayed or offered for downloading through the Site; (v) email addresses of newsletter subscribers, customer, partner, prospect and marketing lists, market research data, sales data and traffic and user data; (vi) registrations, applications, recordings, common law rights, "moral" rights of authors, licenses (to or from Seller) and other agreements relating to any of the foregoing; (vii) rights to obtain renewals, reissues, extensions, continuations, divisions or equivalent extensions of legal protection pertaining to the foregoing; and (viii) claims, causes of action or other rights at law or in equity arising out of or relating to any infringement, misappropriation, distortion, dilution or other unauthorized use or conduct in derogation of the foregoing occurring prior to the Closing.

             (b) The Included Assets do not include any registrations or applications for registration of any Intellectual Property or any licenses (to or from Seller) with respect to any registered Intellectual Property.

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             (c) Except as otherwise provided in Section 2.12 below, Seller owns or has the right to use pursuant to Assumed Contracts all Intellectual Property used by Seller in connection with or necessary to the operation of the Business, without infringing on or otherwise acting adversely to the rights or claimed rights of any Person, and all of Seller's rights in such Intellectual Property are included in the Included Assets. Seller is not obligated to pay any royalty or other consideration to any Person in connection with the use of any such Intellectual Property.

             (d) No claim has been asserted against Seller to the effect that the use of any Intellectual Property by Seller infringes the rights of any Person. To Seller's knowledge, no other Person is infringing the rights of Seller with respect to the Intellectual Property used in the Business.

         2.11 Affiliate Transactions and Competing Interests.

             (a) Set forth in Schedule 2.11(a) is a complete list of all equipment, services and other items of value provided to the Business by other divisions of Seller or by any "affiliate" of Seller within the meaning of Rule 144 under the Securities Act of 1933, as amended (an "Affiliate").

             (b) Except as described in Schedule 2.11(b), neither Seller nor any of its Affiliates (i) owns, directly or indirectly, an interest in any Person that is a competitor, customer or supplier of the Business or that otherwise has material business dealings with the Business or (ii) is a party to, or otherwise has any direct or indirect interest opposed to Seller under, any Material Agreement or other business relationship or arrangement material to the Business.

         2.12 Microsoft. Attached as Schedule 2.12 is an accurate summary of all written, verbal or electronic communications between Microsoft Corporation or any of its affiliates or agents ("Microsoft"), on the one hand, and Seller or Jenkins, on the other hand, related to (a) the use by Seller of any of the Names, (b) any assertion by Microsoft of rights in or to any of the Names, as well as copies of any such written or electronic communications, or (c) discussions regarding Microsoft's grant of a license to Seller to use certain of the Names. The only Names as to which Microsoft has asserted any potential claims or rights in such communications are "windows95.com", "windows96.com", "windows97.com", "windows98.com" and "windows99.com" (the "Disputed Names"). Notwithstanding Section 2.7, Section 2.10 or any other provision of this Agreement to the contrary, except for the two preceding sentences and Section
2.13 below, Seller and Jenkins make no representation or warranty hereunder, and have no indemnification obligations hereunder, with respect to any rights that Microsoft may have in or to the Disputed Names or with respect to any Liens that Microsoft may have asserted in the past or may assert in the future regarding the Disputed Names.

         2.13 No Misrepresentations. Seller has disclosed to Buyer all facts and information known to it that a reasonable person would believe to be material to a purchase of the Included Assets. The representations and warranties made by Seller in this Agreement are true, complete and correct in all material respects and, to Seller's knowledge, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation or warranty, under the circumstances in which it is made, not misleading.


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                                   ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to Seller (which representations and warranties will survive the transactions contemplated hereby) as follows:

         3.1 Good Standing. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

         3.2 Authority. The execution, delivery and performance of this Agreement have been authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

         3.3 No Violation. Neither the execution or delivery of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby will require any consent under, or conflict with result in the breach of any terms or provisions of, or violate or constitute a default under any agreement, instrument, permit, license, law or regulation to which Buyer is a party or by which Buyer is a party or by which Buyer is in any way bound or obligated.

                                   ARTICLE IV
                            COVENANTS AND AGREEMENTS

         4.1 Conduct of Business. Prior to the Closing, unless Buyer otherwise consents in writing, Seller will: (a) operate the Business in the ordinary course of business and consistent with past practices, and use commercially reasonable efforts to preserve the goodwill associated with the Business and the Included Assets; (b) except as specifically contemplated by this Agreement, not engage in any transaction related to the Business or the Included Assets that is outside the ordinary course of business, including without limitation by making any material expenditure, investment or commitment, entering into or modifying the terms of any material agreement or arrangement or transferring any interest in the Included Assets; and (c) maintain books of account, computer log files and other records in the usual, regular and ordinary manner and consistent with past practices.

         4.2 Access and Information. Prior to the Closing, Seller will permit Buyer and its representatives to have reasonable access, during normal business hours, to all assets, properties, books, records and documents relating to the Business and the Included Assets and will furnish to Buyer such information, financial records, computer files and other documents relating to the Business and the Included Assets as Buyer may reasonably request, provided that Buyer will exercise its right of access in a manner that does not materially interfere with or interrupt the operation of the Business. Seller will permit Buyer and its representatives reasonable access to Seller's officers, employees, accountants, customers and suppliers for consultation or verification of any information obtained by Buyer and will instruct such persons to cooperate with Buyer and its representatives in such consultations and in verifying such information.


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         4.3 No Shop. Each of Seller and Jenkins hereby covenants and agrees that (a) it will not, and will not permit any of its Affiliates to, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any sale of the Included Assets or the Business or any portion thereof, whether by merger, stock sale, asset sale or otherwise (a "Competing Transaction"), or enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or endorse or agree to endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of Seller or any investment banker, financial advisor, attorney, accountant or other representative retained by Seller, Jenkins or any of their Affiliates to take any such action, and (b) Seller and Jenkins shall promptly notify Buyer of all relevant terms of any such inquiries and proposals received by it or any of its Affiliates or by any such officer, director, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters, and if such inquiry or proposal is in writing, Seller or Jenkins shall promptly deliver or cause to be delivered to Buyer a copy of such inquiry or proposal.

         4.4 Publicity. Prior to the Closing, except as otherwise required by law, neither Seller, Jenkins nor Buyer (directly or through agents) will disclose the existence or terms of this Agreement or the transactions contemplated hereby to, or otherwise engage in any written, verbal or electronic communications concerning the transactions contemplated hereby with, any Person (including without limitation any communication with Microsoft concerning the use of the Disputed Names or any communication with advertising customers of the Site concerning the proposed transactions), unless the other party consents in advance to the text of any written or electronic communication or the nature, content and purpose of any verbal communication, which consent will not be unreasonably withheld. Following the Closing, neither Seller, Jenkins nor Buyer will publicize derogatory comments concerning the operation of the Site by the other party or parties.

         4.5 Employees. Prior to the Closing, Buyer will notify Seller in writing of those employees of the Business to whom Buyer will offer employment following the Closing. Any such employees who accept employment with Buyer on the terms offered are referred to as the "Transferred Employees." Seller (and not Buyer) will be solely responsible for and will discharge in full in a due and timely manner any Liabilities related to or resulting from (a) the employment of the Transferred Employees prior to the Closing, and (b) the employment, termination of employment or reassignment of any employees of the Business other than the Transferred Employees.

         4.6 Discharge of Retained Liabilities. Following the Closing, Seller will fully pay or otherwise discharge in full, prior to the due date therefor and otherwise in accordance with the terms thereof, all Liabilities of Seller related to the Business other than the Assumed Liabilities.

         4.7 Fulfillment of Conditions by Seller. Seller will not intentionally take any action that is reasonably likely to cause the conditions on the obligations of the parties to effect the transactions contemplated hereby not to be fulfilled, including without limitation by taking any action that would cause the representations and warranties of Seller herein not to be true and correct as of the Closing. Seller will take all commercially reasonable actions within its power to


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cause to be fulfilled the conditions precedent to Buyer's obligations to consummate the transactions contemplated hereby.

         4.8 Fulfillment of Conditions by Buyer. Buyer will not intentionally take any action that is reasonably likely to cause the conditions on the obligations of the parties to effect the transactions contemplated hereby not to be fulfilled, including without limitation by taking any action that would cause the representations and warranties of Buyer herein not to be true and correct as of the Closing. Buyer will take all commercially reasonable actions within its power to cause to be fulfilled the conditions precedent to the obligations of Seller to consummate the transactions contemplated hereby.

         4.9 Closing Costs. Buyer will pay all transaction costs and expenses (including legal and accounting fees) that it incurs in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby. Seller will pay all transaction costs and expenses (including legal and accounting fees) that Seller incurs in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby, and Seller will pay all transfer taxes associated with the sale of the Included Assets to Buyer.

         4.10 Post-Closing Email. Following the Closing, Buyer will forward, at its expense, email received by the Site at the email addresses listed on
Schedule 4.10 (the "Specified Addresses") to the corresponding forwarding addresses specified in Schedule 4.10 (the "Forwarding Addresses") in accordance with this paragraph. For the first week following the Closing, Buyer will forward email from the Specified Addresses to the corresponding Forwarding Addresses without any autoreply prompt or notification to the sender of the recipient's new email address. From the second week after the Closing until three months after the Closing, Buyer will forward email from the Specified Addresses to the corresponding Forwarding Addresses and provide an autoreply message notifying the sender of the recipient's new address. During the fourth month following the Closing, Buyer will not be obligated to forward email from the Specified Addresses but will provide an autoreply message notifying the sender that the intended recipient no longer maintains a mailbox at such address. After the fourth month following the Closing, Buyer will have no obligation to forward email from the Specified Addresses or to notify the sender that the intended recipient no longer maintains a mailbox at such address. Notwithstanding the foregoing, (a) with respect to persons providing transition services after the Closing pursuant to Section 6.4, Buyer agrees to implement the foregoing procedures commencing on the date that such persons are no longer providing such transition services, rather than from the date of the Closing,
(b) Buyer will be entitled to inspect any email addressed to the Specified Addresses and will have no obligation to forward email messages that reasonably appear to relate to solely to the Business, and (c) at Buyer's request, Seller will obtain an agreement from each individual who receives email at the Forwarding Addresses to return to Buyer any email that relates to the Business.

         4.11 Collection of Accounts Receivable.

             (a) All accounts receivable arising (before or after the Closing) out of the operation of the Business by Seller prior to the Closing Date are referred to as the "Seller's


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Receivables." All accounts receivable arising out of the operation of the
Business by Buyer on or after the Closing Date are referred to as "Buyer's Receivables." Unless the parties agree on another allocation method with respect to a particular account receivable, accounts that cover a time period both before and after the Closing Date will be allocated between Seller's Receivables and Buyer's Receivables based on the number of days before and after the Closing Date.

             (b) For a period of 120 days following the Closing (the "Collection Period"), Buyer (and not Seller) will attempt to collect Seller's Receivables, on behalf of Seller, in good faith in a manner consistent with that used in attempting to collect Buyer's other accounts receivable and in compliance with applicable law. Payments from each account debtor in respect of Seller's Receivables and in respect of Buyer's Receivables will be applied as instructed by the account debtor or, if no such instructions are provided, in the order in which the accounts were created. Neither party will, nor will it permit any of its employees or agents to, request that any account debtor issue any instruction with respect to the application of its payments. At least once each month during the Collection Period, Buyer will pay to Seller any amounts collected by Buyer in respect of Seller's Receivables. If Seller receives any payment in respect of Seller's Receivables, Seller will promptly notify Buyer thereof, and if Seller receives any payment in respect of Buyer's Receivables, Seller will promptly (and in any event within 15 days) pay over the amount collected to Buyer. Following the Collection Period, Seller shall have the right to collect any previously uncollected Seller's Receivables using any commercially reasonable and lawful means.

         4.12 CD-ROM Business. Immediately following the Closing, Seller will discontinue the CD-ROM distribution business currently described on the Site (the "CD-ROM Business") and discharge any Liabilities related to or arising out of the operation of the CD-ROM Business; provided that, during the 30 days after the Closing, Seller may liquidate the inventory of CD-ROMs held by Seller at the Closing.

                                    ARTICLE V
                               CLOSING CONDITIONS

         5.1 Conditions to Obligations of Buyer. The obligations of Buyer under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, but compliance with any such conditions may be waived by
Buyer:

             (a) All representations and warranties of Seller contained in this Agreement are true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing.

             (b) Seller has performed and complied in all material respects with all the covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing.

             (c) Between the date of this Agreement and the Closing, there has not occurred any material adverse change in the condition (financial or otherwise), results of operations, business, Site traffic, prospects, assets or Liabilities of the Business.


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             (d) Seller has delivered to Buyer a closing certificate,
substantially in the form of Exhibit B hereto.

             (e) Seller has entered into an agreement with Microsoft, on terms satisfactory to Buyer and assignable to Buyer hereunder, pursuant to which (i) Microsoft will acquire ownership of the Disputed Names in return for an agreement to promote the Site on certain of Microsoft's Internet sites, and (ii) Buyer will be entitled to use the Names "windows95.com" and "windows98.com" in connection with the Business for a specified period of time.

             (f) Buyer has received all contractual and governmental consents and approvals necessary in connection with the consummation of the transactions described herein.

             (g) Seller has delivered to Buyer executed UCC-3 termination statements or other releases satisfactory to Buyer to evidence the release of any Liens on the Included Assets other than statutory Liens securing current taxes and other obligations that are not yet delinquent, to the extent such Liens could arise after the Closing.

             (h) Seller has delivered to Buyer a legal opinion of Seller's counsel, substantially in the form of Exhibit C hereto.

         5.2 Conditions to Obligations of Seller. The obligations of Seller under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, but compliance with any such conditions may be waived by Seller:

             (a) All representations and warranties of Buyer contained in this Agreement are true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing.

             (b) Buyer has performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing.

             (c) Microsoft has not taken or threatened to take legal action against or sought or threatened to seek to enforce legal or equitable remedies against Seller or Jenkins, and Seller and Jenkins have received all contractual and governmental consents and approvals necessary in connection with the consummation of the transactions described herein; provided that Seller will not be relieved of its obligations hereunder pursuant to this paragraph unless it reasonably believes that such legal action or enforcement (giving effect to any agreement, arrangement or understanding between Seller or Jenkins and Microsoft) or the failure to obtain such consent or approval could result in material losses or damage to Seller or to Jenkins.

             (d) Buyer has delivered to Seller a legal opinion of Buyer's counsel, substantially in the form of Exhibit D hereto.

                                   ARTICLE VI
                       CONFIDENTIALITY AND NONCOMPETITION

         6.1 Confidential Information.

             (a) The Included Assets include certain commercially valuable technical and non-technical confidential or proprietary information of Seller (collectively, "Confidential Information"). Confidential Information means all information used by Seller in connection with operating the Business that is not generally known to others in similar areas of business, including without limitation (i) trade secrets, software, work product, processes, analyses and know-how related to the architecture and operation of the Business or the submission, collection or organization of its contents; (ii) customer and prospect lists and other marketing, advertising, pricing, strategic and business plans and information related to the Business; and (iii) information concerning Site traffic and financial information concerning the operation of the Business.

             (b) Prior to the Closing, the confidentiality and nondisclosure provisions of the existing Nondisclosure Agreement between Buyer and Seller, dated as of October 16, 1998, will remain in full force and effect and will apply to the Confidential Information, notwithstanding the execution of this Agreement. Upon termination of this Agreement for any reason, Buyer shall promptly return to Seller all Confidential Information, including copies thereof, and destroy any notes, compilations, analyses or other material that incorporates or otherwise includes such Confidential Information. Buyer further agrees that for a period of one year following any termination of this Agreement (if the contemplated acquisition is not consummated), Buyer will not, directly or indirectly, without the prior written consent of Seller in each instance, knowingly recruit, interview or solicit for employment any person who is an employee of Seller at such time.

             (c) Seller and Jenkins acknowledge and agree that, following the Closing, the Confidential Information will be the sole and exclusive property of Buyer. Following the Closing, neither Seller nor Jenkins will, directly or indirectly, use any Confidential Information for its own benefit or disclose any Confidential Information to any third party (except in the course of performing authorized duties for Buyer). At Buyer's request after the Closing, Seller and Jenkins will promptly deliver to Buyer all documents, computer disks and other computer storage devices, computer printouts, manuals and other papers and materials (including all copies thereof in whatever form) containing or incorporating any Confidential Information that are in his or her possession or under his or her control.

         6.2 Non-Competition. For a period of two years following the Closing, neither Seller nor Jenkins will, directly or indirectly, (a) engage in any business involved in offering files for downloading from the Internet, as an owner, employee, director, officer, consultant or in any other capacity except by or through Buyer or its successors or assigns or (b) knowingly recruit, interview or solicit for employment any person who is an employee of Buyer at such time. Notwithstanding the foregoing, (i) Seller or Jenkins may own less than 5% of the equity interests in any entity, even if such entity is engaged in a competing business, so long as Jenkins has no personal involvement in the management or operations of such entity; and (ii) this Section 6.2 specifically excludes, and does not prohibit Seller's or Jenkins' participation in the specific businesses described in Schedule 6.2.

         6.3 Enforcement.

             (a) Seller and Jenkins represent to Buyer that they are willing and able to engage in businesses that do not involve any Competitive Business and that enforcement of the restrictions set forth in Section 6.2 would not be unduly burdensome to them. Seller and Jenkins acknowledge and agree that the restrictions set forth in Section 6.2 are reasonable as to time, geographic area and scope of activity and do not impose a greater restraint than is necessary to protect Buyer's legitimate business interests.

             (b) If the provisions of Section 6.2 are found by a court of competent jurisdiction to contain limitations as to time, geographical area or scope of activity that are not reasonable or not necessary to protect the legitimate business interests of Buyer, then such court is hereby directed to reform such provisions to the minimum extent necessary to cause the limitations contained therein as to time, geographical area and scope of activity to be reasonable and to impose a restraint that is not greater than necessary to protect Buyer's legitimate business interests.

             (c) Seller and Buyer acknowledge and agree that each would be irreparably harmed by any violation by the other of Section 6.1 or Section 6.2 and that, in addition to all other rights or remedies available at law or in equity, Seller or Buyer will be entitled to injunctive and other equitable relief to prevent or enjoin any such violation.

         6.4 Transition Services.

             (a) Seller and Jenkins will provide to Buyer the services described in Schedule 6.4 (the "Services"). The parties intend the Services to be sufficient for Buyer to continue operating the Business in a manner consistent with Seller's past practice and to be substantially equivalent in terms of quality, depth and scope to the corresponding services previously provided by Seller and Jenkins to the Business during the twelve months preceding the date hereof. To the extent that Seller currently uses Excluded Assets and employees other than the Transferred Employees to provide such Services, Seller will continue to make such Excluded Assets and employees (or suitable replacement employees) available in connection with providing the Services hereunder. Seller and Jenkins will perform the Services exercising the same degree of care as they exercise in performing the same or similar services for their own account, with priority equal to that provided to their own businesses and those of their affiliates and other divisions. Seller will also provide Buyer with access to records of the Business and reasonable consultation and assistance as necessary to coordinate the physical transfer of the records of the Business to Buyer and to facilitate the transition of the Services to Buyer's own systems or to third parties designated by Buyer.

             (b) Each of the Services will be provided for the term specified for such Service in Schedule 6.4; provided that Buyer may terminate any of the Services at any time by giving five days written notice of termination to Seller.

             (c) In exchange for the Services, Buyer will pay Seller at the rates indicated for each Service in Schedule 6.4. Unless otherwise indicated in
Schedule 6.4 with respect to a
particular type of Service or otherwise agreed by Buyer in advance with respect to a particular expense, Seller will be responsible for all out of pocket costs and expenses incurred in connection with performing the Services.

                                   ARTICLE VII
                                  MISCELLANEOUS

         7.1 Termination. This Agreement and the transactions contemplated hereby may be terminated and abandoned (a) at any time prior to the Closing by mutual written consent of Buyer and Seller; or (b) by either Buyer or Seller if the Closing has not occurred by the close of business on January 22, 1999. Any termination pursuant to (b) above will be without prejudice to any right that any party may have hereunder against the other party for any misrepresentation or breach of warranty or covenant under this Agreement.

         7.2 Indemnification.

             (a) Seller agrees to indemnify, defend and hold Buyer and its directors, officers, employees and agents harmless from any and all liabilities, obligations, claims, contingencies, damages, costs and expenses, including all court costs and reasonable attorneys' fees (collectively, "Losses"), that any such person may suffer or incur as a result of or relating to (i) the breach or inaccuracy, or any allegation by a third party of facts that would constitute a breach or inaccuracy, of any of the representations, warranties or agreements made by Seller in this Agreement or any attachment hereto, or (ii) any Liability of Seller, other than the Assumed Liabilities, that exists at or prior to the Closing or that arises out of facts existing at or prior to the Closing or content displayed on the Site prior to the Closing, including without limitation any Liabilities related to outstanding litigation involving Seller or the Business. Buyer's sole recourse in connection with any claim under this Section 7.2(a) shall be to offset such claim against the Deferred Payment; provided that such limitation will not apply to any claim with respect to Losses arising out of a Known Liability. For such purposes, "Known Liability" means any Liability (other than an Assumed Liability) that is (A) liquidated and known by Seller or Jenkins to exist at the Closing or (B) not liquidated but known by Seller or Jenkins to exist at the Closing and as to which Seller has not fully informed Buyer prior to the Closing of all known material facts related to such Liability.

             (b) Buyer will have the burden of proof in establishing any claim for indemnification under Section 7.2(a) and any right to offset such claim against the Deferred Payment. The amount that Buyer is entitled to offset with respect to a particular indemnification claim (an "Offset Amount") will be limited to the maximum Loss that could reasonably be expected to result from such claim. If Buyer and Seller cannot agree on the Offset Amount for a particular indemnification claim within 30 days after Buyer asserts such indemnification claim against Seller, the Offset Amount will be determined through binding arbitration as provided in Section 7.2(e) below. If it is ultimately determined that the Offset Amount exceeds the actual Loss resulting from such claim, then Buyer will promptly pay the amount of such excess to Seller, together with interest on such excess from the 18-month anniversary of Closing to the date of payment, at an interest rate equal to the average prime rate over such period, as determined by the prime rate quoted in the Wall Street Journal Money Rates column.

             (c) Buyer agrees to indemnify, defend and hold Seller harmless from any and all Losses that Seller may suffer or incur as a result of or relating to
(a) the breach or inaccuracy, or any allegation by a third party of facts that would constitute a breach or inaccuracy, of any of the representations, warranties or agreements made by Buyer in this Agreement or pursuant hereto, (b) any Liability incurred by Buyer or arising out of the operation of the Business after the Closing, (c) any Liability described in Schedule 7.2(c), or (d) the Assumed Liabilities.

             (d) Each party's rights to indemnification pursuant to this Section
7.2 and any other rights to recover for a breach of representation or warranty hereunder, will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby only for 18 months following the Closing; provided that (i) any claim with respect to such rights will survive until such claim is finally resolved if the party asserting such claim notifies the other party of such claim in reasonable detail prior to the end of such 18 month period; and (ii) the limitation set forth in this paragraph will not apply to any claim under Section 7.2(a) with respect to Losses arising out of a Known Liability.

             (e) If arbitration is required to determine the Offset Amount as described in Section 7.2(a) above, the Offset Amount shall be determined by binding arbitration as described in this Section 7.2(e). The 30th day after Buyer asserts an indemnification claim is referred to as the "Arbitration Commencement Date".

                     (i) Within 15 days after the Arbitration Commencement Date, each party shall provide the other party with written notice (a "Notice") of its determination of the Offset Amount. The matter shall then be submitted for decision to an arbitrator. The arbitrator shall be an independent third party knowledgeable in the Business, who is acceptable to both Buyer and Seller. If the parties cannot agree on an arbitrator, then an arbitrator shall be appointed by the director (or the equivalent) of the San Francisco office of the American Arbitration Association upon the application of either party.

                     (ii) Within 30 days after the selection of the arbitrator
              pursuant to the preceding paragraph, the arbitrator shall determine the Offset Amount by selecting either the figure stated in Seller's Notice or the figure stated in Buyer's Notice. The arbitrator shall have no power to average such amounts or to designate an Offset Amount other than that specified in either Seller's Notice or Buyer's Notice.

                     (iii) Both parties may submit any information to the
              arbitrator for his or her consideration, with copies to the other party. The arbitrator shall have the right to consult experts and competent authorities for factual information or evidence pertaining to the determination. The arbitrator shall render his or her decision by written notice to each party. The determination of the arbitrator will be final and binding upon Seller and Buyer. The cost of the arbitration will be paid by Buyer if the Offset Amount determined by arbitration is that specified in Seller's Notice, and by Seller if the Offset Amount determined by arbitration is that specified in Buyer's Notice.

         7.3 Assignment. The rights and obligations of the parties under this Agreement may not be assigned by any party, except that Buyer may assign its rights and obligations hereunder to any wholly-owned subsidiary of Buyer, provided that such assignment will not relieve Buyer of any liabilities hereunder or under any documents to be executed pursuant to this Agreement.

         7.4 Notices. All notices that are required or may be given pursuant to this Agreement must be in writing and delivered personally, by a recognized courier service, by a recognized overnight delivery service, by telecopy or by United States mail, postage prepaid, to the parties at the following addresses (or to such other address as any party may specify in a notice delivered in accordance with this Section):

         If to Buyer,                          with copies to:

         CNET, Inc.                            Hughes & Luce, L.L.P.
         150 Chestnut                          1717 Main Street, Suite 2800
         San Francisco, CA 94111               Dallas, Texas  75201
         Attention: Nish Bhutani               Attention: Jon L. Mosle
         Telecopy:  (415) 395-9330             Telecopy:  (214) 939-6100

         If to Seller                          with copies to:

         Steve Jenkins                         Alston, Courtnage, Proctor
         22785 S.E. 27th Street                   & Bassetti LLP
         Issaquah, WA 92029                    1000 Second Avenue, Suite 3900
         Telecopy:  (425) 313-0545             Seattle, WA  98104-1045
                                               Attention: Thomas W. Read
                                               Telecopy:  (206) 623-1752

         Any such notice or other communication will be deemed to have been given and received (whether actually received or not) on the day it is personally delivered or delivered by courier or overnight delivery service or sent by telecopy or, if mailed, when actually received.

         7.5 Attorneys' Fees and Costs. If attorneys' fees or other costs are incurred to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party will be entitled to recover reasonable attorneys' fees and costs incurred in connection therewith

         7.6 Counterparts. This Agreement may be executed in one or more counterparts for the convenience of the parties hereto, all of which together will constitute one and the same instrument.

         7.7 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) contains the entire understanding of the parties relating to the subject matter hereof and supersedes all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. This Agreement cannot be modified or amended except in writing signed by the party against whom enforcement is sought.

         7.8 Governing Law/Venue. This Agreement will be governed by and construed and interpreted in accordance with the substantive laws of the State of Washington, without giving effect to any conflicts of law rule or principle that might require the application of the laws of another jurisdiction. Venue for any dispute hereunder shall be in King County, Washington; provided that any arbitration pursuant to Section 7.2(e) shall be conducted in the location of the arbitrator.

         7.9 Knowledge. As used in this Agreement, a matter is "known" to a party or within such party's "knowledge" if any executive officer of such party has actual knowledge of such matter or would reasonably be expected to have actual knowledge of such matter following reasonable inquiry of the appropriate employees and agents of such party.

         IN WITNESS OF, the parties hereto have executed this Agreement as of the date first above written.

                                       CNET, INC.

                                       /s/ DOUGLAS N. WOODRUM
                                       -----------------------------------------
                                       Chief Financial Officer
                                       Date: 12-18-98


                                       JENESYS LLC

                                       /s/ STEVE JENKINS
                                       -----------------------------------------
                                       Steve Jenkins, Member
                                       Date: 12-18-98


         This Agreement has been executed by Steve Jenkins, in his individual capacity, solely for the purpose of evidencing his agreement to the terms of Sections 2.12, 4.3, 4.4, 6.1, 6.2, 6.3, 6.4 and (to the extent applicable to the enforcement and interpretation of the foregoing sections) Sections 7.3 through 7.8.

/s/ STEVE JENKINS
--------------------------
Steve Jenkins
Date: 12-18-98

                                   SCHEDULE A

                                 INCLUDED ASSETS

         The "Included Assets" mean all of the following properties and assets of Seller:

         (a) the following Internet domain names: winfiles.com and winfile.com;

         (b) all of Seller's rights in the following Internet domain names: windows95.com, windows96.com, windows97.com, windows98.com, and windows99.com;

         (c) all of Seller's rights and obligations under the Assumed Contracts identified in Schedule 2.9; and

         (d) all of Seller's rights in and to any Intellectual Property used in connection with or arising out of the Business.

                                   SCHEDULE B

                                 EXCLUDED ASSETS


The following items are specifically excluded from the Included Assets:

         1. Cash on hand of Seller at the Closing and all bank accounts of Seller.

         2. All office supplies, computer equipment and other equipment and furnishings used in connection with the Site, which has an aggregate fair market value of less than $10,000 (the "Excluded Equipment"):

         3. Rights in third party software generally available to the public, such as word-processing and spreadsheet software, to the extent loaded on the Excluded Equipment identified above.

         4. The personal online home page and online resume of Steve Jenkins.

         5. Seller's rights and obligations under the Excluded Contracts identified in Schedule 2.9.

         6. Seller's rights in the name "Jenesys."

         7. The Seller's Receivables (as defined in Section 4.11).

In addition to the specifically enumerated items above, all assets other than the Included Assets used in connection with or arising out of the Business are excluded from the Included Assets.

SCHEDULES

1.8            Allocation of Purchase Price

2.5            Consents

2.6(a)         Schedule of Advertising Revenues

2.6(c)         Operating Statistics

2.9            Material Agreements

2.11(a)        Equipment and Services Provided by Affiliates

2.11(b)        Affiliate Relationships

2.12           Microsoft Communications

4.10           Post-Closing Email

6.2            Permitted Businesses

6.4            Transition Services

7.2(c)         Indemnified Liabilities